                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)

                         Digital Angel Corporation.
------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock - $0.005 par value
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 58449P 10 1
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                               (CUSIP Number)

                               Michael Krawitz
                       Applied Digital Solutions, Inc.
                    1690 South Congress Avenue, Suite 200
                         Delray Beach, Florida 33445
                             Tel: (561) 805-8000
                             Fax: (561) 805-8001

                          Wilmington Trust Company
                             Rodney Square North
                          1100 North Market Street
                       Wilmington, Delaware 19890-0001
                  Attention: Corporate Trust Administration
                             Tel: (302) 651-1000
                             Fax: (302) 636-4140
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                June 1, 2004
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                            (Page 1 of 10 pages)



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


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               Name of Reporting Person:
      1        Applied Digital Solutions, Inc. ("ADS")

               I.R.S. Identification No. of Above Person (entity only)
               43-1641533
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      2        Check the Appropriate Box if a Member of a Group*
                                                                     (a) /X/
                                                                     (b) / /
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               SEC use only
      3

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               Source of Funds*
      4
               OO - Other - Funds of reporting person in capital stock
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               Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
      5                                                                  / /

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               Citizenship or Place of Organization
      6
               Missouri
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                                 Sole voting power
                           7     7,850,000 shares (1)
                         -----------------------------------------------------
     Number of shares            Shared voting power
       beneficially        8     15,453,506 shares (2)
       Owned by each    -----------------------------------------------------
     Reporting person            Sole dispositive power
           with            9     7,850,000 shares (1)
                         -----------------------------------------------------
                                 Shared dispositive power
                           10    15,453,506 shares (2)
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               Aggregate Amount Beneficially Owned by Each Reporting Person
     11        23,303,506 shares (1)
------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
               Certain Shares*                                           / /
     12

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               Percent of Class Represented by Amount in Row (11)        / /
     13                  69.2% (1)
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               Type of Reporting Person*

     14          CO
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
(1) Includes 1,000,000 warrants issued to ADS in connection with a Share Exchange Agreement.

(2) ADS shares voting and dispositive power with respect to 750,000 of these shares with its majority-owned subsidiary, InfoTech USA, Inc., under the terms of a Stock Pledge Agreement, and 14,703,506 of these shares with the Digital Angel Share Trust under the terms of an Amended and Restated Trust Agreement.

------------------------------------------------------------------------------
               Name of Reporting Person:
      1        Digital Angel Share Trust

               I.R.S. Identification No. of Above Person (entity only)
               45-6117433
------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                     (a) /X/
                                                                     (b) / /
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               SEC use only
      3

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               Source of Funds*
      4
               OO - Other - Funds of ADS - in ADS capital stock
------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                  / /

------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
               Delaware
------------------------------------------------------------------------------
                                 Sole voting power
                           7     -0-
                         -----------------------------------------------------
     Number of shares            Shared voting power
       beneficially        8     14,703,506 shares
       Owned by each     -----------------------------------------------------
     Reporting person            Sole dispositive power
           with            9     -0-
                         -----------------------------------------------------
                                 Shared dispositive power
                           10    14,703,506 shares
------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11        14,703,506 shares
------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
               Certain Shares*                                           / /
     12

------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)        / /
     13                  43.7% (2)
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               Type of Reporting Person*

     14          OO
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
(2) Includes 1,000,000 warrants issued to ADS in connection with a Share Exchange Agreement.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.005 per share, of Digital Angel Corporation, a Delaware corporation (the "Issuer"), formerly Medical Advisory Systems, Inc. ("MAS"), and is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on March 12, 2001. The address of the principal executive office of the Issuer is 790 Villaume Avenue, South St. Paul, Minnesota 55075.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a-c) and (f). The persons filing this statement are Applied Digital
     -------------
Solutions, Inc. and Digital Angel Share Trust. Applied Digital Solutions, Inc., a Missouri corporation ("ADS"), is an advanced technology development company and has its principal place of business at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Digital Angel Share Trust is a Delaware statutory business trust. The trustee of the Digital Angel Share Trust is the Wilmington Trust Company, whose principal place of business is at Rodney Square North, 11 North Market Street, Wilmington, Delaware 19890-0001. The Digital Angel Share Trust is controlled by an advisory board. Mr. Scott R. Silverman, the chairman and chief executive officer of ADS is presently the sole advisory and voting board member of the Digital Angel Share Trust's Advisory Board.

     Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e). Neither of the Reporting Persons nor any of the persons
     -----------
listed in Appendix A have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 14, 2003, ADS entered into a Share Exchange Agreement with the Issuer. The Share Exchange Agreement provided for ADS to purchase Three Million (3,000,000) shares of the Issuer's common stock and a warrant for the purchase of up to One Million (1,000,000) shares of the Issuer's common stock. The Issuer issued the 3,000,000 shares to ADS on March 1, 2004, in exchange for Nineteen Million Eight Hundred Thousand (19,800,000) shares of ADS' common stock, based upon a weighted average price of ADS' common stock of $0.40 per share. On April 5, 2004, ADS effectuated a 1-for-10 reverse stock split and accordingly the number of shares issued by ADS on a post-split basis is One Million Nine Hundred and Eighty Thousand (1,980,000) shares. The aggregate purchase price of $7,920,000 million for the 3,000,000 million shares of the Issuer's common stock was based on the closing price of $2.64 per share of the Issuer's common stock on June 30, 2003. This price was used because ADS and the Issuer felt that this was a fair price and because it reflected the market price of the Issuer's common stock before any impact that may have resulted from ADS' $10,500,000 aggregate principal balance of 8.5% Convertible Exchangeable Debenture (the "Debentures") as a result of the Debentures holders potentially hedging their position in the Issuer's common stock, and thereby affecting the market price of the Issuer's common stock. (The Debentures were exchangeable into shares of the Issuers common stock owned by ADS). The warrant is exercisable for five years commencing on February 1, 2004, payable in cash or in shares of ADS' common stock at an exercise price of $3.74 per share. No other financing was required to effect the transaction.

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

     On June 1, 2004, ADS entered into a Letter Agreement by and among the Issuer, Laurus Master Fund, Ltd. ("Laurus") and ADS. On July 31, 2003, the Issuer issued to Laurus a Convertible Note in the amount of Two Million Dollars ($2,000,000), and on August 28, 2003, the Issuer issued to Laurus a Minimum Borrowing Convertible Note in the amount of One Million Five Hundred Thousand Dollars ($1,500,000). As of June 1, 2004, One Million Two Hundred and Nine Thousand Seventy One Dollars ($1,209,071) was outstanding under the Convertible Note including accrued interest. As of June 1, 2004, the maximum borrowing capacity under the Minimum Borrowing Convertible Note was $1,500,000. Under the terms of the Letter Agreement, Laurus agreed to convert (such conversion, the "Initial Conversion") a portion of the Issuer's Convertible Note that was equal to 150,000 shares of the Issuer's common stock at the fixed conversion price applicable to said Convertible Note, which price is $2.33 per share, and as promptly as practicable following such conversion, ADS agreed to purchase such shares of the Issuer's common stock from Laurus at a purchase price equal to the Volume Weighted Average Price ("VWAP") of the Issuer's common stock for the three
(3) trading days immediately preceding the Initial Conversion. The Issuer issued the 150,000 shares to Laurus on June 8, 2004, and ADS intends to purchase such shares on or about June 17, 2004. In addition, pursuant to the terms of the Letter Agreement, Laurus agreed that with respect to each conversion by Laurus of an outstanding amount of the Convertible Note or the Minimum Borrowing Convertible Note into the Issuer's common stock occurring after the Initial Conversion, the Issuer and ADS shall have the right to purchase all of such common stock converted by Laurus at a price per share equal to the VWAP of the Issuer's common stock for the three (3) trading days immediately preceding such conversion, which right shall terminate at the end of the third (3rd) business hour (with a "business hour" consisting of any hour between 9 a.m. and 5 p.m., New York time) following provision by Laurus to the Issuer and ADS of written or email notification of such conversion. The conversion price to be paid by Laurus under the terms of the Minimum Borrowing Note is $2.64 per share, subject to adjustment upward. Based upon the terms of the Letter Agreement, and assuming that Laurus were to convert 100% of the outstanding balance of the Convertible Note as of June 1, 2004, and the full $1,500,000 capacity under the Minimum Borrowing Convertible Note, the maximum number of shares of the Issuer's common stock that ADS may be entitled to purchase, assuming that ADS were to purchase 100% of such shares and including the 150,000 shares discussed above, is One Million Eighty Seven Thousand Ninety Six (1,087,096) shares, subject to increases if the Issuer chooses to add accrued interest to the outstanding principal balance under the Convertible Note. No other financing was required to effect the transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

     This Amendment to Schedule 13D is being filed to disclose the Share Exchange Agreement between the Issuer and ADS, and a Letter Agreement by and among ADS, the Issuer and Laurus. The Share Exchange Agreement, wherein the Issuer exchanged 3,000,000 shares of its common stock for 19,800,000 shares of ADS' common stock on a pre-split basis, represented a strategic investment by ADS, whereby it increased its ownership interest in the Issuer, as ADS desires to maintain a controlling interest in the Issuer. The Share Exchange Agreement and ADS' reverse stock split is more fully described in Item 3 above. The Letter Agreement, which is more fully described above in Item 3, was also entered into by ADS in order to facilitate ADS' ability to maintain a controlling interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). As of June 1, 2004, including the warrant to acquire 1,000,000 shares of the Issuer's common stock that was issued to ADS in connection with the Share Exchange Agreement and that has not been exercised by ADS, and excluding the shares that may be purchased by ADS under the terms of the Letter Agreement, ADS is the beneficial owner of 23,303,506 shares of the Issuer's common stock, or approximately 69.2% of the Issuer common stock outstanding, as adjusted for the shares that may be issued by the Issuer if ADS exercises the warrant. ADS shares voting and dispositive power with the Digital Angel Share Trust for 14,703,506 of the shares, or 43.7% of the

Issuer's common stock, ADS shares voting and dispositive power with InfoTech USA, Inc. for 750,000 of the shares, or 2.2% of the Issuer's common stock, and ADS has sole voting and dispositive power with respect to 7,850,000 of the shares, or 23.3% of the Issuer's common stock.

     Currently, ADS claims beneficial ownership with respect to all 23,303,506 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

     The changes to the number of shares of the Issuer's common stock owned by ADS and the Digital Angel Share Trust from the amount reported in Amendment No. 3 to Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on April 26, 2002, are as follows:

         Shares held jointly by ADS and the Digital Angel
           Share Trust per Amendment No. 3 to Schedule 13D
           filed with the Commission on April 26, 2002          19,600,000
         Shares transferred out of the Trust on
           August 29, 2003                                      (4,600,000) (1)
         Shares exchanged by ADS under the terms of its
           Debentures                                             (296,494) (2)
        -----------------------------------------------------------------------
             Total shares held jointly by ADS and the Digital
               Angel Share Trust                                14,703,506
         Shares transferred out of the Digital Angel Share
           Trust and pledged to InfoTech USA, Inc.                 750,000  (3)
         Remaining shares transferred out of the Digital
           Angel Share Trust                                     3,850,000
         Shares issued to ADS under the Share Exchange
           Agreement                                             3,000,000
         Potential shares to be acquired by ADS under the
           warrant issued in connection with the Share
           Exchange Agreement                                    1,000,000
        -----------------------------------------------------------------------
             Total shares beneficially owned by ADS             23,303,506
        =======================================================================

     (1) Prior to June 30, 2003, ADS, the Digital Angel Share Trust and IBM Credit LLC were parties to a credit agreement. In connection with the credit agreement, and under the terms of a Trust Agreement, the Digital Angel Share Trust was established to own the 19,600,000 shares of the Issuer's common stock owned by ADS. As a result of the complete satisfaction of all of ADS' obligations to IBM Credit LLC on June 30, 2003, ADS and the Wilmington Trust Company, as Trustee, entered into an Amended and Restated Trust Agreement (the "Amended Trust Agreement") dated June 30, 2003. Under the Amended Trust Agreement, the Digital Angel Share Trust retained all of its rights, title and interest in 15,000,000 shares of the Issuer's common stock owned by ADS in order to secure and facilitate the payment of ADS' obligations under the Debentures.

     (2) Under the terms of the Debentures, which were issued on June 30, 2003, the Debenture holders were entitled to exchange principal amounts for shares of the Issuer's common stock owned by ADS. The Debenture holders exchanged principal amounts into 4,546 shares, 75,974 shares, and 215,974 shares of the Issuer's common stock on July 31, 2003, October 13, 2003 and November 14, 2004, respectively. The exchange price, per the terms of the Debentures, was $2.20 per share. On each of the exchange dates, the number of shares exchanged did not represent 1% or more of the outstanding common stock of the Issuer on such date. Pursuant to the terms of a Letter Agreement, the Debentures were repaid in full on November 19, 2003. No other financing was required to effect these exchanges.

     (3) On June 27, 2003, ADS borrowed One Million Dollars ($1,000,000) from InfoTech USA, Inc., its majority-owned subsidiary, under the terms of a commercial loan agreement and term note. Under the terms of a Stock Pledge Agreement, ADS pledged Seven Hundred Fifty Thousand (750,000) shares of the Issuer's common stock that it owns as collateral for the loan. Pursuant to the terms of the Stock Pledge Agreement, ADS and InfoTech USA, Inc. share voting and dispositive power with respect to the shares. No other financing was required to effect the transaction.

     (c). On June 1, 2004, ADS entered into a Letter Agreement by and among the Issuer, Laurus and ADS. Under the terms of the Letter Agreement, Laurus agreed to convert a portion of the Issuer's Convertible Note that was equal to 150,000 shares of the Issuer's common stock at the fixed conversion price applicable to said Convertible Note, and as promptly as practicable following such conversion ADS agreed to purchase such shares of the Issuer's common stock. In addition, per the Letter Agreement, Laurus agreed that with respect to each conversion by Laurus of an outstanding amount of the Convertible Note or the Issuer's Minimum Borrowing Convertible Note into the Issuer's common stock, the Issuer and ADS shall have the right to purchase all of such common stock converted by Laurus. The terms of the Letter Agreement are more fully described in Item 3. above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 30, 2003, ADS and the Wilmington Trust Company, as Trustee, entered into the Amended Trust Agreement, which is more fully described in
Item 5. above. The Amended Trust Agreement is attached hereto as Exhibit
2.7.

     On June 27, 2003, ADS and InfoTech USA, Inc., its majority-owned subsidiary, entered into a Stock Pledge Agreement. The Stock Pledge Agreement, which is more fully discussed in Item 5. above, is attached hereto as Exhibit 2.8.

     On August 14, 2003, ADS entered into a Share Exchange Agreement with the Issuer. The Share Exchange Agreement, which is more fully discussed in
Item 3. above, is attached hereto as Exhibit 2.9.

     On June 1, 2004, ADS entered into a Letter Agreement by and among the Issuer, Laurus and ADS. The Letter Agreement, which is more fully described in Item 3. above, is attached hereto as Exhibit 2.10.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Attached hereto as exhibits are the following documents:

Exhibit 2.7 Amended and Restated Trust Agreement between Wilmington Trust Company, as Trustee and Applied Digital Solutions, Inc. dated June 30, 2003*

Exhibit 2.8 Stock Pledge Agreement between Applied Digital Solutions, Inc. and InfoTech USA, Inc. dated June 27, 2003*

Exhibit 2.9 Share Exchange Agreement between Digital Angel Corporation and Applied Digital Solutions, Inc. dated August 14, 2003*

Exhibit 2.10 Letter Agreement among Applied Digital Solutions, Inc., Digital Angel Corporation and Laurus Master Fund Ltd.*

* Filed herewith

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

                                  SIGNATURE
                                  ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2004

Applied Digital Solutions, Inc.

     By: /s/ Evan C. McKeown
     -----------------------
     Name: Evan C. McKeown
     -----------------------
     Title: Senior Vice President and Chief Financial Officer
     --------------------------------------------------------

Digital Angel Share Trust
-------------------------

     By: Wilmington Trust Company, Trustee
     -------------------------------------
     By: /s/ Lorraine M. Breece
     --------------------------
     Name: Lorraine M. Breece
     ------------------------
     Attorney-in-Fact and Authorized Agent
     -------------------------------------

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
                                                          APPENDIX A
     ---------------------------------------------------------------------------------------------------------------

      NAME AND CURRENT BUSINESS                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:
       ADDRESS                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS

      Scott R. Silverman                  Mr. Silverman, age 40, previously served since August 2001 as a special
      1690 South Congress Avenue          advisor to ADS' Board of Directors. In March 2002, he was appointed to
      Suite 200                           ADS' Board of Directors and named ADS' President. In March 2003, he was
      Delray Beach, Florida 33445         appointed ADS' Chairman and Chief Executive Officer.

      J. Michael Norris                   Mr. Norris, age 57, was appointed a director of ADS on January 12, 2004,
      1690 South Congress Avenue          and serves as a member of the Audit Committee and as Chairman of the
      Suite 200                           Technology Committee of ADS' Board of Directors. Mr. Norris served as
      Delray Beach, Florida 33445         the Chairman and Chief Executive Officer of Next Level Communications
                                          before it was acquired by Motorola in the spring of 2003.

      Daniel E. Penni                     Mr. Penni, age 56, has served as a director of ADS since March 1995, and
      260 Eliot Street                    is Chairman of the Compensation Committee and serves as a member of the
      Ashland, MA 01721                   Audit, Nominating and Compliance Committees of ADS' Board of Directors.
                                          Currently, he is an Area Senior Vice President for Arthur J. Gallagher
                                          & Co. (NYSE:AJG).

      Dennis G. Rawan                     Mr. Rawan, age 60, was appointed a director of ADS effective December
      1690 South Congress Avenue          10, 2002, and serves as Chairman of the Nominating Committee and as
      Suite 200                           Chairman of the Audit Committee of ADS' Board of Directors. Mr. Rawan
      Delray Beach, Florida 33445         was Chief Financial Officer of Expo International, Inc. ("Expo") from
                                          1996 until his retirement in 2000.

      Constance K. Weaver                 Ms. Weaver, age 51, was elected a director of ADS in July 1998. She
      295 North Maple Ave                 serves as a member of the Compensation, Nominating and Technology
      Basking Ridge, NJ 07920             Committees, and as Chairman of the Compliance Committee of ADS' Board
                                          of Directors. Ms. Weaver is Executive Vice President, Public Relations,
                                          Marketing Communications and Brand Management for AT&T Corporation
                                          (AT&T) (NYSE:T).

      Michael S. Zarriello                Mr. Zarriello, age 54, was appointed a director of ADS effective May 9,
      1690 South Congress Avenue          2003, and serves as a member of the Audit Committee and of the
      Suite 200                           Nominating Committee of ADS' Board of Directors. Mr. Zarriello has
      Delray Beach, Florida 33445         served as a member of the board of directors of Digital Angel
                                          Corporation, since September 2003, and he currently serves as a member of the Compensation Committee of Digital Angel Corporation's
                                          board of directors. He has served as Senior Vice President and Chief
                                          Financial Officer for Rural/Metro Corporation in Scottsdale, Arizona
                                          since July 2003.

      Kevin H. McLaughlin                 Mr. McLaughlin, age 62, was appointed ADS' Chief Operating Officer in
      1690 South Congress Avenue          March 2003 and its President in May 2003. Mr. McLaughlin has served as
      Suite 200                           a director of the Company's majority-owned subsidiary, Digital Angel
      Delray Beach, Florida 33445         Corporation, since September 2003. From April 2002 until the present
                                          Mr. McLaughlin has served as a director, and from April 2002 to
                                          March 2003, Mr. McLaughlin served as the Chief Executive Officer,
                                          President and Chief Operating Officer of InfoTech USA, Inc., the
                                          Company's 52.5% owned subsidiary.

      Michael E. Krawitz                  Mr. Krawitz, age 34, joined the Company as Assistant Vice President and
      1690 South Congress Avenue          General Counsel in April 1999, and was appointed Vice President and
      Suite 200                           Assistant Secretary in December 1999, Senior Vice President in December
      Delray Beach, Florida 33445         2000, Secretary in March 2003 and Executive Vice President in April
                                          2003.


                                     9


      Evan C. McKeown                     Mr. McKeown, age 45, joined the Company as Vice President, Chief
      1690 South Congress Avenue          Accounting Officer and Corporate Controller in March 2001. He was
      Suite 200                           appointed Vice President and Chief Financial Officer in March 2002 and
      Delray Beach, Florida 33445         Senior Vice President in March 2003.

      Peter Zhou                          Dr. Zhou, age 64, joined ADS as Vice President and Chief Scientist in
      5750 Division Street                January 2000.
      Riverside CA 92506


                                     10